Exhibit 99.1

For Immediate Release

Novadaq Announces First PINPOINT Purchase Order

Toronto, Ontario — December 5, 2012 – Novadaq® Technologies Inc. (“Novadaq” or the “Company”) (NASDAQ: NVDQ, TSX: NDQ), a developer of real-time medical imaging systems for use in the operating room, today announced that Maimonides Medical Center in Brooklyn, New York, is the first United States hospital to purchase a PINPOINT® endoscopic fluorescence imaging system. Maimonides has also purchased a set of endoscopes and signed long term contracts for service and supply of disposable kits, which are required for each PINPOINT procedure.

Over the past year, Maimonides has worked with Novadaq to develop minimally invasive surgery applications for PINPOINT, and three articles highlighting the Maimonides experience have already been published in medical journals. The first of two colorectal surgery articles, entitled: Intraoperative Transanal Near Infrared Imaging of Colorectal Anastomotic Perfusion: a Feasibility Study, was published in May in the journal Colorectal Disease. In this article, the authors reported that PINPOINT revealed colon perfusion abnormalities in four of twenty patients enrolled in the study. In accordance with the study protocol, surgeons did not adjust their operative plan based on the PINPOINT images. All 16 patients who had a normal perfusion study did not manifest any evidence of leak, while two of the four patients who had abnormal Pinpoint images subsequently went on to develop complications consistent with anastomotic leaks. In the article, Identification of Anomolous Biliary Anatomy Using Near-Infrared Cholangiography, which was published in September in the Journal of Gastrointestinal Surgery, PINPOINT assisted the surgeon by identifying an aberrant bile duct that otherwise might have been injured during a laparoscopic cholecystectomy case.

Dr. Danny A. Sherwinter, Director, Division of Minimally Invasive Surgery, Maimonides Medical Center and author of the published articles, stated, “Lack of blood flow to tissue at the anastomotic site is known to contribute to the potential for post-operative anastomotic leaks, an often extremely serious complication following colorectal surgery. Major anastomotic leaks can require a return to surgery, significantly longer hospital stays and even death.” Dr. Sherwinter added, “Until PINPOINT, there was no technology that could efficiently assist in determining the quality of tissue perfusion at the anastomosis. We purchased the PINPOINT system because, in our experience, which now includes more than 100 patients, relying on PINPOINT and responding to images that show inadequate perfusion has significantly reduced the anastomotic leak rate at Maimonides.”

Commenting on the Maimonides purchase, Arun Menawat, Ph.D., MBA, President and CEO of Novadaq said, “Now that application development is complete and the PINPOINT commercial launch is underway, the fact that the surgeons and administration at Maimonides wish to fully integrate PINPOINT into their minimally invasive surgery program validates the proposition that the use of PINPOINT contributes to reductions in postoperative complication rates and costs.”

PINPOINT combines the fluorescence imaging capabilities of Novadaq’s SPY imaging technology with the HD visible light imaging of a traditional endoscope. PINPOINT can be used as a traditional endoscope and to obtain fluorescence images either on demand or simultaneously during minimally invasive surgeries. PINPOINT is expected to provide surgeons with better visualization of blood flow to tissue and important anatomical structures during these complex minimally invasive procedures. Improved visualization and functional imaging information may result in reduced incidences of post-operative complications and lower costs of care.

Novadaq has initiated PILLAR™, Perfusion Assessment in Laparoscopic Left Anterior Resection, a North American multi-center, open label, prospective study of patients undergoing laparoscopic left sided colon resection surgery during which PINPOINT imaging is performed. The PILLAR study is intended to evaluate the clinical impact of visual perfusion assessment using PINPOINT on the outcomes of laparoscopic colon resection surgery. Dr. Sherwinter’s experience at Maimonides was integral to the development of the PILLAR study design.

Colon resection or colectomy is indicated for colon cancer, diverticulitis, and certain inflammatory and other bowel diseases and has been traditionally performed by means of a standard abdominal incision. The use of minimally invasive techniques in colorectal surgery is growing and it is estimated that today, 40% of the 300,000 annual colectomies performed in the United States are performed using minimally invasive techniques. However, small incisions restrict the surgeon’s vision and therefore can make intra-operative clinical decisions more difficult, increasing the complexity of the surgery. Perfusion to tissue can be compromised in colorectal surgery and, if undetected and not addressed at the time of surgery, can lead to serious and costly post-operative complications including anastomotic leaks.

About Novadaq Technologies Inc.

Enabling surgeons with clinically-relevant, innovative fluorescence imaging solutions to enhance the lives of patients and their surgeons, while reducing health care costs, is Novadaq’s global mission. SPY fluorescence imaging technology provides surgeons with real-time visualization, leading to improved outcomes and reduced costs without exposing the patient to radiation. More than 50 peer-reviewed publications demonstrate that the use of SPY during complex surgery, leads to fewer post-operative complications and lower hospital costs.

The SPY Imaging System is United States Food and Drug Administration (“FDA”) 510(k) cleared for use in seven surgical specialties. The endoscopic version of SPY called PINPOINT®, combines the capabilities of SPY Imaging with high definition (“HD”) visible light visualization offered by conventional endoscopes. Our unique business model of partnering with market-leading companies to drive adoption of our fluorescence imaging technology, while building our own commercial infrastructure is the cornerstone of our corporate strategy for growth.

Forward Looking Statements

Certain statements included in this press release may be considered forward-looking. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from those implied by such statements, and therefore these statements should not be read as guarantees of future performance or results. All forward-looking statements are based on Novadaq’s current beliefs as well as assumptions made by and information currently available to Novadaq and relate to, among other things, the Company’s strategy, strategic goals, research and development activities, research and clinical testing outcomes, taxes, capital expenditures, future operations, future financial position, future revenues/results, projected costs, prospects and plans and objectives of management.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. Due to risks and uncertainties, including the risks and uncertainties identified by Novadaq in its public securities filings available at www.sedar.com, actual events may differ materially from current expectations. Novadaq disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Investor and Media Relations

Company:

David C. Martin

Vice President, Corporate Development and Investor Relations

Novadaq Technologies Inc.

905-629-3822 ext: 218

dmartin@novadaq.com